Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September
	2003 (a)	2004 (a)	2005	2006	2007	2008
Earnings before fixed charges:
Add:

Income (loss) from continuing operations before minority interests	$12,458	$(34,004)	$(1,996)	$(13,349)	$(20,139)	$(14,856)
Fixed charges - per below	16,424	37,098	34,229	49,695	56,192	41,218
Less:
Capitalized interest	—	—	—	(35)	(108)	(85)

Earnings before fixed charges	28,882	3,094	32,233	36,311	35,945	26,277

Fixed charges:
Interest expense (including amortized premiums and discounts related to indebtedness)	16,424	30,057	33,952	47,600	55,880	41,020
Early extinguishment of debt	—	7,012	93	1,907	—	—
Capitalized interest	—	—	—	35	108	85
Estimate of interest within rental expense	—	29	184	153	204	113

Total Fixed Charges	16,424	37,098	34,229	49,695	56,192	41,218

Ratio of earnings to fixed charges (b)	1.76	0.08	0.94	0.73	0.64	0.64

(a)  The twelve months ended December 31, 2004 represents consolidated operating results for the Company from October 21, 2004 to December 31, 2004 and consolidated and combined operating results for Acquiport/Amsdell (the “Predecessor”) from January 1, 2004 to October 20, 2004. The operating results for the year ended December 31, 2004 are not comparable to future expected operating results of the Company since they include various IPO-related charges. The twelve months ended December 31, 2003 represents consolidated operating results for Acquiport/Amsdell (the “Predecessor”).

(b)  Due to our losses in fiscal 2004, 2005, 2006, 2007 and the nine months ended September 30, 2008 the coverage ratio was less than 1:1. The Company must generate additional earnings of $34.0 million, $2.0 million, $13.4 million, $20.2 million and $14.9 million to achieve a coverage of 1:1 in fiscal 2004, 2005, 2006, 2007 and the nine months ended September 30, 2008, respectively.